October 21, 2019

Paul DiPerna
Chief Executive Officer
Modular Medical, Inc.
800 West Valley Parkway, Suite 203
Escondido, CA 92025

       Re: Modular Medical, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 27, 2019
           File No. 000-49671

Dear Mr. DiPerna:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Lawrence G. Nusbaum, Esq.